Exhibit (h)(5)

SUBLICENSE AGREEMENT

Sublicense Agreement dated this 10th day of January, 2017, by and between IndexIQ ETF Trust, a Delaware statutory trust (the “Sublicensee”) and IndexIQ Advisors LLC, a Delaware limited liability company (“Licensee”).

W I T N E S S E T H:

WHEREAS, pursuant to that certain ETF License Number 1 to the ETF Master Agreement dated as of November 1, 2016 by and between Licensee and S&P Opco (a subsidiary of S&P Dow Jones Indices LLC), a Delaware limited liability company (“S&P”) (“License Agreement”), S&P has granted Licensee a license to use certain trademarks and indexes developed by S&P (the “S&P Marks”) in connection with the exchange trading, marketing and/or promotion of the specific products described in Appendix A, attached hereto and incorporated herein (“Products”), and

WHEREAS, Sublicensee wishes to issue the Products and in connection therewith to use and refer to the S&P Marks in connection with the marketing and promotion of the Products; and

Whereas, all capitalized and undefined terms used herein have the meanings assigned to them in the License Agreement.

NOW, THEREFORE, pursuant to the License Agreement, the parties hereto agree as follows:

1.                  Licensee hereby grants to Sublicensee a non-exclusive and non-transferable sublicense to use the S&P Marks in connection with the formation, marketing and/or promotion of the Products.

2.                  The Sublicensee acknowledges that it has received and read a copy of the License Agreement and agrees to be bound by all of the provisions therein imposing any obligations on the Licensee (including without limitation the indemnification obligations) insofar as such obligations arise out of or relate to the Products, other than the obligation to pay the license fee imposed by Paragraph I hereof.

3.                  Sublicensee agrees that its obligations under the License Agreement pursuant to Section 2 hereof are as a Principal and shall be unaffected by any defense or claim that Licensee may have against S&P.

4.                  This Sublicense Agreement shall terminate immediately upon the:  (1) expiration or termination of the License Agreement; or (2) the Sublicensee ceases to be an affiliate of the Licensee.

5.                  This Sublicense Agreement shall be construed in accordance with the laws of New York State.

IN WITNESS WHEREOF, the parties hereto have executed this Sublicense Agreement as of the date first set forth above.

INDEXIQ ETF TRUST

By:	/s/ Adam S. Patti
Adam S. Patti, Chairman

INDEXIQ ADVISORS LLC

By:	/s/ David L. Fogel
David L. Fogel, President

APPENDIX A

Product	Index
IQ S&P High Yield Low Volatility Bond ETF	S&P U.S. High Yield Low Volatility Corporate Bond Index